# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vitesse Energy, Inc., CIK 0001944558
CUSIP: 92852X103
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 5619 DTC Parkway, Suite 700, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 03/07/2025
Amends the filing with accession number 0001193125-23-012221
Filed by CIK 0000924255
Persons authorized to receive notices and communications: Joseph S. Steinberg, c/o Vitesse Energy, Inc., 5619 DTC Parkway, Suite 700, Greenwood Village, Colorado (CO), 80111, 720-361-2500

## Reporting persons
- Joseph S. Steinberg (CIK 0000924255): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,851,002; shared voting power 12,589; sole dispositive power 2,851,002; shared dispositive power 12,589; aggregate amount beneficially owned 2,863,591 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: Vitesse Energy, Inc.
Address of issuer's principal executive offices: 5619 DTC Parkway, Suite 700, Greenwood Village, Colorado (CO), 80111
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D filed on January 23, 2023 by Joseph S. Steinberg (the "Reporting Person") with respect to the common stock, par value $0.01 per share (the "Vitesse Common Stock"), of Vitesse Energy, Inc., a Delaware corporation (the "Company" or "Vitesse"), as amended and supplemented by Amendment No. 1 filed on December 17, 2024 (Schedule 13D as so amended, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 7, 2025, Vitesse and Lucero Energy Corp., a corporation existing under the laws of the Province of Alberta, Canada ("Lucero"), completed the previously announced transaction pursuant to the Arrangement Agreement, dated December 15, 2024 (the "Arrangement Agreement"), between Vitesse and Lucero. In connection with the Arrangement Agreement, Vitesse and Lucero effected an arrangement (the "Arrangement") pursuant to, among other provisions, section 193 of the Business Corporations Act (Alberta) (the "ABCA"), and a plan of arrangement (as amended from time to time in accordance with the Arrangement Agreement, the "Plan of Arrangement"). In accordance with the ABCA and the Plan of Arrangement, (i) Vitesse acquired all of the issued and outstanding voting common shares (the "Lucero Shares") of Lucero in exchange for the issuance of Vitesse Common Stock and (ii) each Lucero Share issued and outstanding immediately prior to the effective time of the Arrangement (other than Lucero Shares with respect to which dissenters' rights have been validly exercised and not validly withdrawn) will be transferred by such shareholder to Vitesse in exchange for 0.01239 of a share of Vitesse Common Stock, as may be adjusted pursuant to the Plan of Arrangement.

Following the completion of the Arrangement, the number of outstanding shares of Vitesse Common Stock increased by 8,169,368 shares to 38,578,409 outstanding shares of Vitesse Common Stock, and, accordingly, the Reporting Person's percentage beneficial ownership decreased proportionately.

The foregoing summary description of the Arrangement does not purport to be complete and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Vitesse with the Securities and Exchange Commission on December 19, 2024, and is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person beneficially owned 2,863,591 shares of Vitesse Common Stock as of March 10, 2025. At that date, the Reporting Person had sole voting and sole dispositive power over 2,851,002 shares, consisting of 495,380 shares held directly, 2,148,024 shares held by corporations wholly owned by the Reporting Person, family trusts or corporations wholly owned by family trusts, 202,094 shares in a charitable trust, and 5,504 shares underlying restricted stock units scheduled to vest within 60 days of March 10, 2025. Shares of Vitesse Common Stock over which the Reporting Person may have been deemed to have shared voting and shared dispositive power at that date were 12,589 shares of Vitesse Common Stock held by the Reporting Person's spouse. Based on the shares of Vitesse Common Stock outstanding following the effective time of the Arrangement, the Reporting Person beneficially owned 7.4% of the outstanding shares of Vitesse Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: The information set forth under Item 4 above is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth under Item 4 above is incorporated herein by reference.

## Signatures
- Joseph S. Steinberg: /s/ Joseph S. Steinberg, Joseph S. Steinberg (03/11/2025)